JEFFS’ BRANDS LTD

3 Hanechoshet St., Tel-Aviv

Israel 6971068

September 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Jeffs’ Brands Ltd (the “Company,” “we,” “our” and similar terminology) Draft Registration Statement on Form F-1 Confidentially Submitted September 30, 2021

Ladies and Gentlemen:

On September 30, 2021, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company confidentially submitted to the Securities and Exchange Commission a draft registration statement on Form F-1 (the “Registration Statement”) for the initial public offering of the Company’s ordinary shares. The confidential submission of the Registration Statement did not include interim financial information for the six months ended June 30, 2021 in accordance with Financial Reporting Manual, TOPIC 6, Foreign Private Issuers & Foreign Businesses, Section 6210.2 The Company respectfully advises the staff that the interim financial information for the six months ended June 30, 2021, is being prepared and will be included in the next amendment to the Registration Statement filed with the Commission.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact me at 00-972-3-6899124 or email me at haimr@jeffbrands.net, or you may contact Angela Gomes, at the offices of Sullivan & Worcester LLP, our legal counsel, at (617) 338-2967 or by email at agomes@sullivanlaw.com.

Sincerely,

JEFFS’ BRANDS LTD

By:	/s/ Haim Ratzabi
Chief Financial Officer

cc:	Angela Gomes, Sullivan & Worcester LLP